77 I. (b) TERMS OF NEW OR AMENDED SECURITIES:

     The Alger Retirement Fund
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     At a Regular Meeting of the Board, held on September 6, 2000, the Board resolved to establish two new, separate, distinct and independent portfolios of the Fund, to be designated as the Alger Balanced Retirement Portfolio and the Alger Socially Responsible Growth Retirement Portfolio. Such portfolios were duly established and became effective on December 4, 2000.